EXHIBIT 3.1

AMENDMENT TO THE

RESTATED BY-LAWS OF

NN, INC.

Effective: August 29, 2014

The Restated By-Laws of NN, Inc., as amended, are further amended as follows:

I. Article III, Section 2 of the Corporation’s By-Laws be, and it hereby is, amended to read in its entirety as follows:

“Section (2) Number, Tenure and Qualifications. The number of directors which shall constitute the first Board shall be the number elected by the Incorporator. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors which shall constitute all subsequent boards shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, but shall consist of not less than three directors. Commencing with the 1994 annual meeting of stockholders of the Corporation, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the 1995 annual meeting of stockholders, the term of office of the second class to expire at the 1996 annual meeting of stockholders and the term of office of the third class to expire at the 1997 annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, commencing with the 1995 annual meeting, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.”

II. Article III, Section 10 of the Corporation’s By-Laws be, and it hereby is, amended to read in its entirety as follows:

“Section (10) Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee.”